

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 14, 2007

Robert L. Friedman
Chief Administrative Officer and Chief Legal Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

Re: The Blackstone Group L.P.
Amendment number 4 to Registration Statement on Form S-1
Filed on June 11, 2007
File No. 333-141504

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the article in the June 13 edition of the Wall Street Journal that discusses the company and Mr. Schwartzman, and attributes various remarks to him regarding the company. Please note that the staff views the concept of an "offer" to include statements that are likely to favorably influence an investor's decision to purchase securities, and that a media publication that is an offer must be filed as the issuer's free writing prospectus within four days business days after the issuer becomes aware of the publication. Please see SEC Release 33-8591, Section III.D.3.b.iii.(F) for a discussion of the Commission's views on issuer statements to media and the media's publication of such information, and the application of Rules 164 and 433 to media publications. Alternatively, please provide us

with your analysis why the publication is not the free writing prospectus of the company, and note that we may have additional comments.

FORM S-1/A#4 FILED ON JUNE 11, 2007

Unaudited Pro Forma Financial Information

Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 88

2. We note your response to prior comment 3. Please present the outstanding units for each ownership class on the face of your statement of financial condition.

Management's Discussion and Analysis, page 106

3. Please disclose the total estimated unrecorded compensation expense related to units that have been issued or will be issued in connection with the reorganization but are subject to vesting as of March 31, 2007. Also, disclose the dollar impact that this compensation expense is expected to have on the remainder of 2007, the 2008 fiscal year, the 2009 fiscal year and remaining periods thereafter.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joshua Ford Bennie, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954